Exhibit (d)(ii)

W. P. STEWART & Co., Inc.	knowledge. judgement. EXPERIENCE.

Amended and Restated April 23, 2009

W.P. Stewart & Co. Growth Fund, Inc.
527 Madison Avenue
New York, NY 10022

Ladies and Gentlemen:

W.P. Stewart & Co., Inc. (the “Adviser”) is the investment adviser of the W.P. Stewart & Co. Growth Fund, Inc. (the “Fund”).  The Adviser has entered into the Investment Advisory Services Agreement dated October 28, 1998, as amended, with the Fund (the “IA Agreement”). Any capitalized terms used herein but not herein defined shall be as defined in the IA Agreement.

This Letter Agreement (“LA”) sets forth our understanding regarding the payment of certain expenses of the Fund. In connection with the IA Agreement and serving as Adviser thereunder, we hereby agree, effective as of January 1, 2009 through April 30, 2010 (the “Term”), as follows:

1.      The Adviser agrees either to pay, or to reimburse the Fund for all operating expenses of the Fund so that the ratio of net expenses to average net assets does not exceed 1.49% on an annualized basis.

2.      This LA shall remain effective until the earliest of (i) the end of the Term, (ii) a termination of the LA upon the written mutual consent of the Adviser and the Fund with the prior approval of the Board of Directors of the Fund, (iii) the termination of the IA Agreement or (iv) the removal and replacement of the Adviser as adviser of the Fund.

3.      This agreement may be extended for successive one-year periods upon the agreement of the Adviser and the Fund.

Please acknowledge your agreement to the foregoing by signing in the space provided below.

W.P. STEWART & CO., INC.

/s/ Rocco Macri
By:	Rocco Macri
Title:	Chief Executive Officer

527 Madison Avenue, New York, NY 10022-4304
telephone: 212. 750.8585   fax: 212. 980.8039

Acknowledged and agreed this 23rd day of April, 2009.

W.P. STEWART & CO. GROWTH FUND, INC.

/s/ Susan G. Leber
By:	Susan G. Leber
Title:	Principal Financial Officer